revolutions medical corporation

670 MARINA DRIVE, 3rd FLOOR

CHARLESTON, SC 29492

November 19, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revolutions Medical Corporation Registration Statement on Form S-1 Originally Filed February 14, 2012 File No. 333-179523

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Revolutions Medical Corporation (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on February 14, 2012 (the “S-1 Registration Statement”). The Company requests the withdrawal of the S-1 Registration Statement because the Company wishes to include the registration of shares issued under an agreement that became effective subsequent to the filing of the S-1 Registration Statement; accordingly, subject to and following the acceptance of this withdrawal, the Company intends to file a new registration statement on Form S-1. The S-1 Registration Statement has not been declared effective, and no common shares of the Company have been sold under the S-1 Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission (the “Commission”) in connection with the filing of the S-1 Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number (843) 971-6917, with a copy to the Company’s outside legal counsel, Joseph M. Lucosky, Esq., 101 Wood Avenue South, Woodbridge, NJ 08830, facsimile number (732) 395-4401.

If you have any questions with respect to this matter, please contact Joseph M. Lucosky, Esq. at (732) 395-4400.

Very Truly Yours,

/s/ Rondald Wheet

Rondald Wheet

Chief Executive Officer

Revolutions Medical Corporation